Exhibit 99.1

Renren Announces Unaudited Second Quarter 2019 Financial Results

BEIJING, China, November 26, 2019 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several U.S.-based SaaS businesses, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•	Total net revenues were US$104.8 million, a 19.3% decrease from the corresponding period in 2018.

—	Kaixin revenues (1) were US$100.0 million, an 8.1% decrease from the corresponding period in 2018.

•	Operating loss was US$15.3 million, improved from an operating loss of US$31.9 million in the corresponding period in 2018.

•	Net income attributable to the Company was US$95.7 million, compared to a net income attributable to the Company of US$166.1 million in the corresponding period in 2018.

•	Adjusted loss from continuing operations (2) (non-GAAP) was US$11.2 million, improved from an adjusted loss from continuing operations of US$18.3 million in the corresponding period in 2018.

•	Adjusted net loss (2) (non-GAAP) was US$8.0 million, compared to an adjusted net income of US$177.5 million in the corresponding period in 2018.

(1)	Kaixin revenues are the net revenue from the Company’s subsidiary Kaixin Auto Holdings, which are included in the Company's Auto Group segment. Please refer to the table of additional information for details.
(2)	Adjusted loss from continuing operations and net income (loss) are non-GAAP measures, which are defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets and net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. See “About Non-GAAP Financial Measures” below.

“Second quarter revenues remained under pressure from the intensified competition and challenging macroeconomic environment. On the positive side, we are excited that Kaixin successfully listed on Nasdaq in April. Kaixin’s separate listing opened a new chapter for Renren. As our premium auto dealership business, Kaixin now enjoys higher brand recognition. Going forward, we will continue to power our dealers with capital, technological systems, and marketing capabilities,” commented Mr. Joseph Chen, Chairman and Chief Executive Officer.

Second Quarter 2019 Results

Total net revenues for the second quarter of 2019 were US$104.8 million, representing a 19.3% decrease from the corresponding period in 2018.

Automobile sales revenues for the second quarter of 2019 were US$98.3 million, representing a 19.9% decrease from the corresponding period in 2018. The decrease was mainly due to our reduction in resources allocated to low-performing dealers, as we aim to reallocate resources to better performing dealers for our long-term growth and profitability.

Cost of revenues was US$100.3 million, compared to US$125.5 million from the corresponding period of 2018. The decrease was in line with the decrease of revenue.

Operating expenses were US$19.8 million, a 45.3% decrease from the corresponding period of 2018.

Selling and marketing expenses were US$6.0 million, a 31.9% decrease from the corresponding period of 2018. The decrease was primarily due to the decrease in headcount and personnel-related expenses.

Research and development expenses were US$6.5 million, a 5.7% increase from the corresponding period in 2018. The increase was primarily due to an increase in headcount and personnel-related expenses.

General and administrative expenses were US$7.3 million, a 65.7% decrease from the corresponding period in 2018. The decrease was primarily due to a decrease in share-based compensation expenses and a decrease in headcount and personnel-related expenses.

Share-based compensation expenses, which were all included in operating expenses, were US$4.1 million, compared to US$13.5 million in the corresponding period in 2018. The decrease was mainly due to a modification which repriced the exercise price with respect to options during the second quarter of 2018, which led to the higher share-based compensation expenses in the three months ended June 30, 2018 compared to the three months ended June 30, 2019.

Loss from operations was US$15.3 million, improved from a loss from operations of US$31.9 million in the corresponding period in 2018.

Net income attributable to Renren Inc. was US$95.7 million, compared to a net income of US$166.1 million in the corresponding period in 2018.

Adjusted loss from continuing operations (non-GAAP) was US$11.2 million, improved from an adjusted loss from continuing operations of US$18.3 million in the corresponding period in 2018. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net loss (non-GAAP) was US$8.0 million, compared to an adjusted net income of US$177.5 million in the corresponding period in 2018. The adjusted net income for the second quarter of 2018 was mainly attributable to a one-time gain amounting to US$180.8 million that resulted from the private placement transaction relating to the disposition of Oak Pacific Investment. Adjusted net loss is defined as net loss excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$72 million to US$82 million in the third quarter of 2019. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions. Renren's subsidiary Kaixin Auto Holdings will host an earnings conference call at 9:00 AM U.S. Eastern Time on November 26, 2019 (10:00 PM Beijing/Hong Kong time on November 26, 2019).

Interested parties may participate in the conference call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	9286069

Additionally, a live and archived webcast of the conference call will be available on its investor relations website at http://ir.kaixin.com.

A replay of the conference call will be accessible by phone at the following number until December 3, 2019:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	9286069

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s American depositary shares, each of which currently represents fifteen Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the third quarter of 2019 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Renren’s goals and strategies; Renren’s future business development, financial condition and results of operations; Renren’s expectations regarding demand for and market acceptance of its services; Renren’s expectations regarding the retention and strengthening of its relationships with used auto dealerships; Renren’s plans to enhance user experience, infrastructure and service offerings; competition in the used auto industry in China; and government policies and regulations relating to the used auto industry in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted income (loss) from operations” and “adjusted net income (loss)” which are defined as non-GAAP financial measures by the SEC, in evaluating its business. Renren defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. Renren continuously and periodically reviews its operating results and business performance. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Renren believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Renren’s results of operations, and provides investors with a better understanding of Renren’s business performance. To facilitate investors and analysts, the aforesaid impact is presented retrospectively in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures”. Renren presents adjusted income (loss) from operations and adjusted net income (loss) because they are used by Renren’s management to evaluate its operating performance. Renren also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Renren’s consolidated results of operations in the same manner as Renren’s management and in comparing financial results across accounting periods and to those of Renren’s peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of US dollars)

	December 31,	June 30,
	2018	2019

ASSETS

Current assets:
Cash and cash equivalents	$15,333	$9,872
Restricted cash	5,818	-
Accounts receivable, net	2,584	1,490
Financing receivable, net	3,486	107
Prepaid expenses and other current assets	49,515	51,845
Amounts due from related parties	20,829	17,185
Inventory	59,197	44,832
Total current assets	156,762	125,331

Non-current assets:
Property and equipment, net	1,555	780
Goodwill and intangible assets, net	85,526	85,448
Long-term investments	22,341	22,034
Amount due from related parties- non-current	133,880	137,539
Restricted cash – non-current	36,362	14,406
Right-of-use lease assets	-	6,185
Other non-current assets	767	726
Total non-current assets	280,431	267,118

TOTAL ASSETS	$437,193	$392,449

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$8,255	$6,511
Short-term debt	49,887	29,657
Accrued expenses and other current liabilities	33,055	30,879
Short-term lease liabilities	-	3,368
Payable to investors	15	15
Amounts due to related parties	55	4,899
Deferred revenue	3,716	2,394
Income tax payable	20,602	20,968
Contingent consideration	11,929	2,055
Total current liabilities	127,514	100,746

Non-current liabilities:
Long-term debt	35,000	1,000
Long-term lease liabilities	-	1,783
Long-term contingent consideration	93,741	16,701
Total non-current liabilities	128,741	19,484

TOTAL LIABILITIES	$256,255	$120,230

Shareholders' Equity:
Class A ordinary shares	737	743
Class B ordinary shares	305	305
Additional paid-in capital	709,137	706,062
Statutory reserves	6,712	6,712
Accumulated deficit	(563,737)	(496,010)
Accumulated other comprehensive loss	(5,689)	(6,334)

Total Renren Inc. shareholders' equity	147,465	211,478

Noncontrolling interest	33,473	60,741

TOTAL EQUITY	180,938	272,219

TOAL LIABILITIES AND EQUITY	$437,193	$392,449

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
Net revenues:
Automobile sales	$122,728	$102,620	$98,294	$246,334	$200,914
Others	7,018	7,743	6,471	17,366	14,214
Total net revenues	129,746	110,363	104,765	263,700	215,128

Cost of revenues	(125,503)	(101,537)	(100,336)	(249,022)	(201,873)

Gross profit	4,243	8,826	4,429	14,678	13,255

Operating expenses:
Selling and marketing	(8,841)	(6,745)	(6,024)	(18,813)	(12,769)
Research and development	(6,131)	(6,760)	(6,483)	(12,525)	(13,243)
General and administrative	(21,188)	(6,387)	(7,270)	(38,966)	(13,657)

Total operating expenses	(36,160)	(19,892)	(19,777)	(70,304)	(39,669)

Loss from operations	(31,917)	(11,066)	(15,348)	(55,626)	(26,414)

Other income	28,618	771	1,734	28,207	2,505
Fair value change of contingent consideration	2,197	(17,733)	105,849	(8,068)	88,116
Interest income	411	2,427	1,966	1,214	4,393
Interest expenses	(900)	(918)	(550)	(2,164)	(1,468)
Total non-operating income (loss)	30,326	(15,453)	108,999	19,189	93,546

(Loss) income before provision of income tax and loss in equity method investments, net of tax	(1,591)	(26,519)	93,651	(36,437)	67,132
Income tax expenses	(116)	(1,100)	472	(947)	(628)

(Loss) income before loss in equity method investments and noncontrolling interest, net of tax	(1,707)	(27,619)	94,123	(37,384)	66,504
Loss in equity method investments, net of tax	(621)	(436)	(474)	(1,429)	(910)
(Loss) income from continuing operations	(2,328)	(28,055)	93,649	(38,813)	65,594

Discontinued operations:
Loss from operations of discontinued operations, net of income tax	(12,482)	-	-	(17,567)	-
Gain on deconsolidation of subsidiaries, net of income tax	180,829	-	-	180,829	-
Income from discontinued operations, net of tax	168,347	-	-	163,262	-

Net income (loss)	166,019	(28,055)	93,649	124,449	65,594
Net loss attributable to noncontrolling interest	100	108	2,025	120	2,133

Net income (loss) attributable to Renren Inc.	$166,119	$(27,947)	$95,674	$124,569	$67,727

Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$-	$(0.03)	$0.07	$(0.04)	$0.06
Diluted	$-	$(0.03)	$0.06	$(0.04)	$0.04

Net income (loss) per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$0.16	$-	$-	$0.16	$-
Diluted	$0.15	$-	$-	$0.15	$-

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.16	$(0.03)	$0.07	$0.12	$0.06
Diluted	$0.15	$(0.03)	$0.06	$0.11	$0.04
Net income (loss) attributable to Renren Inc. shareholders per ADS*:
Basic	$2.41	$(0.40)	$1.05	$1.81	$0.90
Diluted	$2.21	$(0.40)	$0.84	$1.71	$0.53

Weighted average number of shares used in calculating net income(loss) per ordinary share attributable to Renren Inc. shareholders:
Basic	1,035,143,003	1,043,848,165	1,047,002,854	1,034,310,179	1,045,443,122
Diluted	1,130,285,008	1,043,848,165	1,082,360,638	1,093,742,531	1,083,883,429
Weighted average number of shares used in calculating net income(loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,035,143,003	1,043,848,165	1,047,002,854	1,034,310,179	1,045,443,122
Diluted	1,130,285,008	1,043,848,165	1,082,360,638	1,093,742,531	1,083,883,429

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2019	2019	2018	2019
Loss from opeartions	$(31,917)	$(11,066)	$(15,348)	$(55,626)	$(26,414)
Add back: Shared-based compensation expenses	13,465	2,809	4,060	25,792	6,869
Add back: Amortization of intangible assets	131	96	96	262	192
Adjusted loss from continuing operations	$(18,321)	$(8,161)	$(11,192)	$(29,572)	$(19,353)

Net income (loss)	$166,119	$(28,055)	$93,649	$124,569	$65,594
Add back: Shared-based compensation expenses	13,465	2,809	4,060	25,792	6,869
Add back: Fair value change of contingent	(2,197)	17,733	(105,849)	8,068	(88,116)
Add back: Amortization of intangible assets	131	96	96	262	192
Adjusted net income (loss)	$177,518	$(7,417)	$(8,044)	$158,691	$(15,461)

RENREN INC.

ADDITIONAL INFORMATION (UNAUDITED)

(In thousands of US dollars)

	For the Three Months Ended
	June 30, 2018				March 31, 2019			June 30, 2019
	Kaixin	Ji'nan dealership *	Renren	Total	Kaixin	Renren	Total	Kaixin	Renren	Total
Net revenues:
Automobile sales	$106,700	$16,028	$-	$122,728	$102,620	$-	$102,620	$98,294	$-	$98,294
Others	2,052	25	4,941	7,018	2,026	5,717	7,743	1,659	4,812	6,471
Total	108,752	16,053	4,941	129,746	104,646	5,717	110,363	99,953	4,812	104,765

Cost of revenues	$107,613	$15,219	$2,671	$125,503	$98,529	$3,008	$101,537	$97,440	$2,896	$100,336

* Ji'nan dealership was transferred from Kaixin Auto Group to Renren in the fourth quarter of 2018. Ji'nan dealership and Kaixin were included in the Company's Auto Group segment in 2018.